SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 21, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Charges of Embezzlement

1. Details

Second trial verdict of the Seoul Central District Court on the charges of embezzlement in office by 10 former executives KT Corporation.

•  Subject: Hyeon-mo Ku (former CEO) and 9 others

•  Second trial verdict: Overturned first trial verdict and declared ‘not guilty’

2. Amount of embezzlement	Confirmed amount(KRW)	—
	Total equity(KRW)	18,561,137,289,344
	Percentage of equity(%)	—

3. Future measures		The Company will continue to monitor the progress of all future processes

4. Date of Determination		2024-06-19

5. Date of Confirmation		2024-06-20

6. Additional Details Relevant to Investment Consideration

•  This disclosure is based on the 2nd trial verdict of the court and may be subject to change depending on possible further appeal and outcomes.

•  ‘Confirmed amount(KRW)’ of Item 2 above is indicated as “-” due to the verdict of ‘not guilty’.

•  ‘Total equity(KRW)’ of Item 2 above refers to the consolidated total equity as of the end of 2023.

•  Item 4 above refers to the date of the 2nd trial verdict of 10 former executives, not the date of final confirmation of the verdict.